Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

Set forth below is a press release issued by The Hillman Companies, Inc. on May 11, 2021. Landcadia Holdings III, Inc. is filing the below in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

The Hillman Group Announces Record First Quarter 2021 Results

CINCINNATI, May 11, 2021 -- The Hillman Companies, Inc. (NYSE-AMEX: HLM.PR) (the “Company” or “Hillman”) reported today record financial results for the first quarter ended March 27, 2021.

First Quarter 2021 Results

•	Strong net sales growth of 15.4% to $341.3 million as compared to prior year quarter net sales of $295.8 million

•	Net loss was $9.0 million compared to a prior year quarter net loss of $14.8 million

•	Adjusted EBITDA[1] increased 15.2% to $47.8 million compared to $41.5 million in the prior year quarter

Doug Cahill, Chairman and Chief Executive Officer, stated “We are very pleased with our first quarter performance, with double-digit sales and profit growth reflecting the strong demand for hardware and home improvement products. This performance demonstrates the strength of the Hillman operating model and all-around exceptional execution by our in-store sales and service and supply chain teams that truly differentiates us in the market place.”

Mr. Cahill continued, “Looking ahead, we are encouraged by the continued strong trends we are seeing at our retail partners in our flagship Hardware Solutions business driven by sustained high levels of repair and remodel activity in the US and Canada. Likewise, we are pleased to see our high margin Robotics and Digital Solutions business quickly rebounding to pre-pandemic levels. Thankfully for all, vaccines have rolled out more quickly and the pandemic has receded faster than anticipated. In turn, demand in Protective Solutions has returned to normalized pre-pandemic levels sooner than expected and we are working together with our retail partners to transition away from pandemic specific PPE products. Fortunately, the remainder of our businesses is running ahead of our expectations and we are optimistic that this will endure. We will continue to focus on driving growth and investing both organically and through accretive M&A for long-term profitable growth and value creation.”

(1) Adjusted EBITDA is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures” section of this press release for additional information as well as reconciliations between the company’s GAAP and non-GAAP financial results.

Liquidity and Capital Resources

At the end of the first quarter 2021, the Company had $13.9 million of cash and had $1,594.9 million of total debt outstanding, and $104.1 million of availability under its revolving credit facility.

In March 2021 the Company successfully completed the syndication of $1.185 billion in new term loan commitments in a four times oversubscribed transaction. The term loans will be used in connection with and contingent upon the Company's planned merger with Landcadia Holdings III, Inc. (“Landcadia III”), a publicly-traded special purpose acquisition company, to repay all existing outstanding indebtedness. In addition, the financing includes a $250 million, five-year asset-based revolving credit facility, also contingent on closing of the merger with Landcadia III. Through the merger, refinancing and related transactions, the Company will simplify its capital structure and substantially lower expected total cash interest costs.

Planned Merger with Landcadia III

On January 25, 2021, Hillman and Landcadia III announced that they entered into a definitive merger agreement that will result in Hillman becoming a publicly listed company. Upon the closing of the transaction, which is expected to occur in the second quarter of 2021, the combined company will be named Hillman Solutions Corp. and remain listed on Nasdaq under the new ticker symbol “HLMN.”

Conference Call and Webcast

The Company will host a conference call to discuss the financial results for the first quarter ended March 27, 2021 on Tuesday, May 11, 2021, at 8:30 am Eastern time. Participants may join the call by dialing 1-(855)-327-6837 a few minutes before the call start time. A live audio webcast of the conference call will also be available in a listen-only mode on the Investor Info page of the Company’s website, which is located at www.hillmangroup.com. Participants who want to access the webcast should visit the company's website about five minutes before the call. The archived webcast will be available for replay on the Company's website after the call.

About Hillman

Founded in 1964 and headquartered in Cincinnati, Ohio, Hillman is a leading North American provider of complete hardware solutions, delivered with industry best customer service to over 40,000 locations. Hillman designs innovative product and merchandising solutions for complex categories that deliver an outstanding customer experience to home improvement centers, mass merchants, national and regional hardware stores, pet supply stores, and OEM & Industrial customers. Leveraging a world-class distribution and sales network, Hillman delivers a “small business” experience with “big business” efficiency. For more information on Hillman, visit www.hillmangroup.com.

Landcadia Holdings III, Inc.

Landcadia III is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Landcadia III’s sponsors are TJF, LLC, which is wholly-owned by Mr. Fertitta, and Jefferies Financial Group Inc. Landcadia III’s management team is led by Mr. Fertitta, its Chief Executive Officer and Co-Chairman of its Board of Directors and the sole shareholder, Chairman and Chief Executive Officer of Fertitta Entertainment, Inc., and Mr. Handler, Landcadia III’s President, other Co-Chairman of its Board of Directors and the Chief Executive Officer of Jefferies Financial Group Inc. Landcadia III raised $500,000,000 in its initial public offering in October 2020 and is listed on Nasdaq under the ticker symbol "LCY."

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's and Landcadia III’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's and Landcadia III’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company's and Landcadia III’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the proposed business combination disrupts the Company’s current plans and operations; (2) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably and retain its key employees; (3) costs related to the proposed business combination; (4) changes in applicable laws or regulations; (5) the possibility that Landcadia III or the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) the outcome of any legal proceedings that may be instituted against Landcadia III or the Company following the announcement of the merger agreement; (8) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Landcadia III or Hillman, certain regulatory approvals or satisfy other conditions to closing in the merger agreement; (9) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to obtain or maintain the listing of the combined company’s shares of common stock on Nasdaq following the proposed transaction; or (11) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement/prospectus relating to the proposed business combination, including those under "Risk Factors" therein, and in Landcadia III’s or the Company's other filings with the SEC. The foregoing list of factors is not exclusive, and readers should also refer to those risks that will be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Landcadia III with the SEC and those included under the header “Risk Factors” in Landcadia III’s Annual Report on Form 10-K/A. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Landcadia III and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Participants in the Solicitation

Landcadia III and Hillman and their respective directors and officers may be deemed participants in the solicitation of proxies of Landcadia III’s stockholders in connection with the proposed business combination. A list of the names of Landcadia III’s directors and executive officers and a description of their interests in Landcadia III is contained in Landcadia III’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Information about the Company’s directors and executive officers is available in Hillman’s Annual Report on Form 10-K for the year ended December 26, 2020 and certain of its Current Reports on Form 8-K.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Landcadia III stockholders in connection with the proposed business combination is set forth in the registration statement on Form S-4 containing the proxy statement / prospectus for the business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement that Landcadia III filed with the SEC, including Jefferies Financial Group Inc.’s and/or its affiliate’s various roles in the transaction. You should keep in mind that the interest of participants in such solicitation of proxies may have financial interests that are different from the interests of the other participants. These documents can be obtained free of charge from the sources indicated above.

Additional Information

In connection with the proposed business combination between the Company and Landcadia Holdings III, Inc. (Nasdaq: LCY) (“Landcadia III”), Landcadia III filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Landcadia III’s common stock in connection with its solicitation of proxies for the vote by Landcadia III’s stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Landcadia III will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Landcadia III’s stockholders, the Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Landcadia III and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Landcadia III as of a record date to be established for voting on the proposed business combination. Landcadia III’s stockholders and the Company’s stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Landcadia Holdings III, Inc., 1510 West Loop South, Houston, Texas 77027, Attention: General Counsel, (713) 850-1010.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investor Relations

Rodny Nacier / Brad Cray

IR@hillmangroup.com

(513) 826-5495

Public Relations

Phil Denning / Doug Donsky

media@hillmangroup.com

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(dollars in thousands, except per share amounts)

	March 27, 2021	December 26, 2020
ASSETS
Current assets:
Cash and cash equivalents	$13,912	$21,520
Accounts receivable, net of allowances of $2,271 ($2,395 - 2020)	136,742	121,228
Inventories, net	459,740	391,679
Other current assets	12,093	19,280
Total current assets	622,487	553,707
Property and equipment, net of accumulated depreciation of $251,082 ($236,031 - 2020)	175,321	182,674
Goodwill	816,678	816,200
Other intangibles, net of accumulated amortization of $306,509 ($291,434 - 2020)	811,496	825,966
Operating lease right of use assets	77,479	76,820
Deferred tax assets	3,650	2,075
Other assets	12,522	11,176
Total assets	$2,519,633	$2,468,618
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$220,323	$201,461
Current portion of debt and capital leases	11,442	11,481
Current portion of operating lease liabilities	11,528	12,168
Accrued expenses:
Salaries and wages	34,070	29,800
Pricing allowances	3,788	6,422
Income and other taxes	4,381	5,986
Interest	8,138	12,988
Other accrued expenses	30,499	31,605
Total current liabilities	324,169	311,911
Long term debt	1,581,458	1,535,508
Deferred tax liabilities	151,693	156,118
Operating lease liabilities	70,419	68,934
Other non-current liabilities	30,420	31,560
Total liabilities	$2,158,159	$2,104,031
Commitments and contingencies (Note 5)
Stockholders' Equity:
Preferred stock, $0.01 par, 5,000 shares authorized, none issued or outstanding at March 27, 2021 and December 26, 2020	—	—
Common stock, $0.01 par, 5,000 shares authorized, issued and outstanding at March 27, 2021 and December 26, 2020	—	—
Additional paid-in capital	569,208	565,824
Accumulated deficit	(180,819)	(171,849)
Accumulated other comprehensive loss	(26,915)	(29,388)
Total stockholders' equity	361,474	364,587
Total liabilities and stockholders' equity	$2,519,633	$2,468,618

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

(dollars in thousands)

	Thirteen Weeks Ended March 27, 2021	Thirteen Weeks Ended March 28, 2020
Net sales	$341,281	$295,836
Cost of sales (exclusive of depreciation and amortization shown separately below)	201,298	166,411
Selling, general and administrative expenses	103,179	89,753
Depreciation	16,341	17,517
Amortization	14,909	14,848
Management fees to related party	126	125
Other income	(352)	(2,264)
Income from operations	5,780	9,446
Interest expense, net	19,019	23,180
Interest expense on junior subordinated debentures	3,152	3,152
(Gain) loss on mark-to-market adjustment of interest rate swap	(673)	2,250
Investment income on trust common securities	(95)	(95)
Loss before income taxes	(15,623)	(19,041)
Income tax (benefit)	(6,653)	(4,237)
Net loss	$(8,970)	$(14,804)
Net loss from above	$(8,970)	$(14,804)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,473	(11,213)
Total other comprehensive income (loss)	2,473	(11,213)
Comprehensive loss	$(6,497)	$(26,017)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(dollars in thousands)

	Thirteen Weeks Ended March 27, 2021	Thirteen Weeks Ended March 28, 2020
Cash flows from operating activities:
Net loss	$(8,970)	$(14,804)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	31,250	32,365
Deferred income taxes	(5,955)	(3,861)
Deferred financing and original issue discount amortization	904	943
Stock-based compensation expense	1,741	1,145
Change in fair value of contingent consideration	—	(4,400)
Other non-cash interest and change in value of interest rate swap	(673)	2,250
Changes in operating items:
Accounts receivable	(15,155)	(26,384)
Inventories	(55,407)	1,527
Other assets	(5,405)	(1,768)
Accounts payable	18,485	1,072
Other accrued liabilities	(6,204)	(5,726)
Net cash used by operating activities	(45,389)	(17,641)
Cash flows from investing activities:
Acquisition of business, net of cash received	—	(800)
Capital expenditures	(9,077)	(15,404)
Net cash used in investing activities	(9,077)	(16,204)
Cash flows from financing activities:
Repayments of senior term loans	(2,652)	(2,652)
Borrowings on revolving credit loans	62,000	46,500
Repayments of revolving credit loans	(14,000)	(12,000)
Principal payments under finance and capitalized lease obligations	(227)	(206)
Proceeds from exercise of stock options	1,643	—
Net cash provided by financing activities	46,764	31,642
Effect of exchange rate changes on cash	94	(610)
Net decrease in cash and cash equivalents	(7,608)	(2,813)
Cash and cash equivalents at beginning of period	21,520	19,973
Cash and cash equivalents at end of period	$13,912	$17,160
Supplemental disclosure of cash flow information:
Interest paid on junior subordinated debentures, net	$3,057	$4,077
Interest paid	22,156	26,841
Income taxes, net of refunds	8	(18)

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.

The following table presents a reconciliation of Net loss, the most directly comparable financial measures under GAAP, to Adjusted EBITDA for the periods presented:

	Thirteen Weeks Ended March 27, 2021	Thirteen Weeks Ended March 28, 2020
Net loss	$(8,970)	$(14,804)
Income tax benefit	(6,653)	(4,237)
Interest expense, net	19,019	23,180
Interest expense on junior subordinated debentures	3,152	3,152
Investment income on trust common securities	(95)	(95)
Depreciation	16,341	17,517
Amortization	14,909	14,848
Mark-to-market adjustment on interest rate swaps	(673)	2,250
EBITDA	$37,030	$41,811

Stock compensation expense	1,741	1,145
Management fees	126	125
Restructuring (1)	109	1,730
Litigation expense (2)	3,960	781
Acquisition and integration expense (3)	4,840	329
Change in fair value of contingent consideration	—	(4,400)
Adjusted EBITDA	$47,806	$41,521

(1)	Restructuring includes restructuring costs associated with restructuring in our Canada segment announced in 2018, including facility consolidation, severance, sale of property and equipment, and charges relating to exiting certain lines of business. Also included is restructuring in our United Stated business announced in 2019, including severance related to management realignment and the integration of sales and operating functions. Finally, includes consulting and other costs associated with streamlining our manufacturing and distribution operations.
(2)	Litigation expense includes legal fees associated with our ongoing litigation with KeyMe, Inc..
(3)	Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to the pending merger along with historical acquisitions.

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